AB
3/19

[redacted]

14048727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASHINGTON DC

SEC FILE NUMBER
8- 49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 CRANDON BLVD., SUITE 167
(No. and Street)

KEY BISCAYNE (City) FL (State) 33149 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK KUBACH (305) 365.0527
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN SCHECHTER KOCH
(Name – *if individual, state last, first, middle name*)

2121 PONCE DE LEON BLVD. (Address) CORAL GABLES (City), FL (State) 33134 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, KIRK KUBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED CAPITAL MARKETS INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

MIGUEL ANGEL PUERTO
Notary Public - State of Florida
Commission # EE 125070
My Commission Expires Aug. 24, 2015
Bonded Thru Pichard Insurance

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Capital Markets, Inc.

Financial Statements
Year Ended December 31, 2013

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the accompanying financial statements of United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

Independent Auditors' Report
(continued)

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Goldstein Schechter Koch, P.A.

Coral Gables, Florida
February 27, 2014

United Capital Markets, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$	29,990
Due from clearing organizations		9,340,540
Deposits with clearing organizations		2,100,000
Property and equipment, at cost (net of accumulated depreciation of $6,546)		15,280
Prepaid expenses		382,675
Other assets		10,100
Total assets	$	11,878,585

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	116,348
Stockholder's equity:		
Common stock; no par value 2,000 shares authorized, 100 shares issued and outstanding		6,000
Additional paid-in capital		87,738,970
Accumulated deficit		(75,982,733)
Total stockholder's equity		11,762,237
Total liabilities and stockholder's equity	$	11,878,585

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Income
Year Ended December 31, 2013

Revenues:		
Interest	$	159,806
Principal transactions		17,357,856
Other income		12,838
		17,530,500
Expenses:		
Travel and entertainment		1,998,300
Compensation and benefits		1,103,103
Administrative		661,534
Dues and subscriptions		378,889
Occupancy		205,050
Floor brokerage, exchange, and clearance fees		178,014
Interest		13,629
Depreciation		4,768
Total expenses		4,543,287
Net income	$	12,987,213

See accompanying notes to financial statements.

United Capital Markets, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2013	100	$ 6,000	$ 87,258,970	$ (83,402,238)	$ 3,862,732
Capital contributions			480,000		480,000
Distributions				(5,567,708)	(5,567,708)
Net income				12,987,213	12,987,213
Balance, December 31, 2013	100	$ 6,000	$ 87,738,970	$ (75,982,733)	$ 11,762,237

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 12,987,213
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,768
Changes in assets and liabilities:	
(Increase) decrease in;	
Due from clearing organizations	(8,282,449)
Securities owned, at fair value	278,661
Interest receivable	12,034
Prepaid expenses and other assets	(15,226)
Increase (decrease) in:	
Accounts payable and accrued expenses	62,934
Net cash provided by operating activities	5,047,935
Cash flows from investing activities:	
Purchases of property and equipment	(4,507)
Cash flows from financing activities:	
Capital contributions	480,000
Capital distributions	(5,567,708)
Net cash used in financing activities	(5,087,708)
Net decrease in cash and cash equivalents	(44,280)
Cash and cash equivalents:	
Beginning of year	74,270
End of year	$ 29,990
Supplemental disclosure of cash flow information	
Interest paid	$ 13,629

See accompanying notes to financial statements.

Note 1 - Organization

United Capital Markets, Inc. (the "Company", a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC and COR Clearing , LLC (the "clearing organizations").

Note 2 - Significant Accounting Policies

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity date of ninety days or less to be cash equivalents.

Securities transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of income. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

Note 2 - Significant Accounting Policies - continued

Interest income

Interest income is earned from the underlying securities owned, the deposits with the clearing organizations, and collateralized financing transactions and are accounted for on an accrual basis.

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income is included in its Parent's tax return. The Parent is a Subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Parent's federal tax status as a pass-through entity is based on its legal status as an S Corporation. The Company's Parent is not subject to state and local income taxes. As of December 31, 2013, the Company's Parent's federal tax return generally remains open for the last three years.

Subsequent Events

Management has evaluated subsequent events through February 27, 2014, the date which the financial statements were available for issue.

Note 3 - Fair Value

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company held no securities at December 31, 2013 and therefore, the fair value of investments in asset backed securities at December 31, 2013 was zero.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2013.

	Fair value measurements at Reporting date using significant Unobservable inputs (level 3)
	Available for sale Asset back securities
Beginning balance	$ 278,661
Total gains (realized and change in unrealized) included in earnings	17,357,856
Purchases	1,123,624,986
Sales	(1,142,400,266)
Settlements	1,138,763
Ending balance	$ -

Realized gains and losses and change in unrealized gains and losses included in earnings for the period ended December 31, 2013, are reported in revenues from principal transactions as follows:

Total gains or losses included in earnings for the period ended December 31, 2013	$ 17,357,856

Note 4 - Due from Clearing Organizations

Included in the due from the clearing organizations are amounts due from or payable to the two clearing organizations utilized by the Company. The Company's principal source of short-term financing is provided by the two clearing organizations from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The amounts due from or payable to the clearing organizations are payable on demand. As of December 31, 2013 the amounts due from each clearing organization were greater than the amounts payable to them. Amounts due from or payable to the clearing organizations at December 31, 2013 were:

Due from Clearing Organizations - held in cash and cash equivalents	$	9,331,775
Unsettled securities transactions		226,653
Due to Clearing Organizations		(217,888)
	$	9,340,540

Note 5 - Deposits with Clearing Organizations

Amounts represent the Company's required cash collateral deposits with the Company's clearing organizations. At December 31, 2013, the Company's deposits with clearing organizations were $2,100,000.

Note 6 – Property and equipment

Property and equipment consists of the following at December 31, 2013:

Equipment	$	16,183
Property		5,643
Less: accumulated depreciation		(6,546)
	$	15,280

Depreciation expense for the year ended December 31, 2013 was $4,768.

Note 7 - Transactions with Customers

For transactions where the Company's clearing organizations extend credit to customers, the clearing organizations seek to control the risks associated with these activities by contractually requiring customers to, maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

Note 7 - Transactions with Customers - continued

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organizations for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2013, there were no customer balances maintained at its clearing organizations and subject to such indemnification. During 2013, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

Note 8 - Commitments

The Company pays rent for office space under an operating lease that expires May 1, 2014. The Company was also committed to pay rent on storage space under an operating lease that is month-to-month. Future minimum rental payments under the lease arrangement are $57,200. In addition, the leases require the Company to pay for operating expenses and real estate taxes.

Rent expense on the lease arrangements related to occupancy was approximately $194,000 for the year ended December 31, 2013.

Note 9 - Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

Note 10 - Related Party Transactions

The Company paid a total of $125,323 to an affiliate related to the chartering of a vessel for purposes of hosting client events. Such amounts are included in the statement of income within travel and entertainment expense.

The Company paid a total of $400,218 to an affiliate related to lodging for purposes of client entertainment. Such amounts are included in the statement of income within travel and entertainment expense.

The Company entered into trades of securities with affiliates during 2013 for a total net amount of $5,811,157. The net gain resulting from these trades totaled $30,000 and is included in the statement of income within revenues from principal transactions.

Note 11 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2013, the Company had regulatory net capital of $11,354,182, an excess of $11,254,182 over the required minimum net capital of $100,000. At December 31, 2013, the Company's percentage of aggregate indebtedness to net capital was 1.02%.

Note 11 - Net Capital Requirements - continued

A deposit in the amount of $2,000,000 is held with one of the clearing organizations and is considered an allowable asset in the computation of net capital pursuant to an agreement, dated November 14, 2005 between the Company and the clearing organization. The Company has an additional deposit with the other clearing organization of $100,000 which is an allowable asset in the computation of the net capital.

United Capital Markets, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net capital		
Total stockholder's equity from statement of financial condition	$	11,762,237
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		15,280
Other assets		392,775
Total deductions and/or charges		408,055
Net capital	$	11,354,182
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	116,348
Total aggregate indebtedness	$	116,348
Computation of basic net capital requirement:		
Minimum net capital required		
(greater of 6-2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirements	$	11,254,182
Ratio of aggregate indebtedness to net capital		1.02%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's original unaudited December 31, 2013 Part IIA FOCUS filing.

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

In planning and performing our audit of the financial statements of United Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Schechter Koch, P.A.

Coral Gables, Florida
February 27, 2014

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Coral Gables Office:
2121 Ponce de Leon Blvd., 11th Floor, Coral Gables, FL 33134 • Ph: (305) 442-2200, Fax: (305) 444-0880

Hollywood Office:
4000 Hollywood Blvd., Suite 215 South, Hollywood, FL 33021 • Ph: (954) 989-7462, Fax: (954) 962-1021

www.gskcpas.com

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

February 27, 2014

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the financial statements of United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. for the year ended December 31, 2013, and have issued our report thereon dated February 27, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated November 12, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

> The fair value disclosure in Note 3 to the financial statements which relates to the valuation and classification of the Company's securities held at December 31, 2013.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in performing and completing our audit.

Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have represented to us in your letter dated February 27, 2014 that you have considered the effects of uncorrected misstatements and their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors and management of United Capital Markets, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Goldstein Schechter Koch, P.A.

United Capital Markets, Inc.

Agreed-Upon Procedures
Year Ended December 31, 2013

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Accountants' Report
On Applying Agreed-Upon Procedures

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by United Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating United Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). United Capital Markets, Inc.'s management is responsible for United Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective detail cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in SIPC-7 with supporting schedules and working papers (trial balance and general ledger) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and general ledger) supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Schechter Koch, P.A.

Coral Gables, FL
February 27, 2014

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UNITED CAPITAL MARKETS
240 CRANDON BLVD., STE 167
KEY BISCAYNE, FL 33149

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 43,347

B. Less payment made with SIPC-6 filed (exclude interest) (20223)
7/26/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 23,124

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 23,124

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $ 23,124

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UNITED CAPITAL MARKETS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 14TH day of FEBRUARY, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/13 and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,530,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	178 014
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 13,629	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	13,629
Total deductions	191,643
2d. SIPC Net Operating Revenues	$ 17,338,857
2e. General Assessment @ .0025	$ 43,347

(to page 1, line 2.A.)

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Coral Gables Office:
2121 Ponce de Leon Blvd., 11th Floor, Coral Gables, FL 33134 • Ph: (305) 442-2200, Fax: (305) 444-0880

Hollywood Office:
4000 Hollywood Blvd., Suite 215 South, Hollywood, FL 33021 • Ph: (954) 989-7462, Fax: (954) 962-1021

www.gskcpas.com